__________________________________________________________________
___________________________________________________________________



                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K


          Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(Mark One)

(X)  Annual Report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (No fee required, effective October 7,
     1996)


                For Year Ended:  January 31, 1998

(  ) Transition Report Pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (No fee required) For the transition period from ___________________ to __________________


                Commission File Number: 333-27813

A. Full title of plan and the address of the plan, if different from that of the issuer named below:


            Saks Fifth Avenue Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Saks Incorporated
            750 Lakeshore Drive, Birmingham, AL  35211

_________________________________________________________________
__________________________________________________________________

                            SIGNATURES

     The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   Saks Fith Avenue Retirement
                                   Savings Plan
                                   ______________________________
                                             (Name of Plan)



Dated:  June 29, 1999            By:  /s/ Douglas E. Coltharp
                                        _________________________
                                        Douglas E. Coltharp
                                        Executive Vice President
                                        and Chief Financial
                                        Officer



                          EXHIBIT INDEX

Exhibit Number   Description of Document                    Page
     23          Consent of Independent Accountants


            Saks Fifth Avenue Retirement Savings Plan
                       Financial Statements
          for the years ended December 31, 1998 and 1997


Saks Fifth Avenue Retirement Savings Plan
Table of Contents                                            Page

Report of Independent Accountants                               1

Financial Statements:
  Statement of Net Assets Available for Benefits, with
    Fund Information, as of December 31, 1998                   2

  Statement of Net Assets Available for Benefits, with
    Fund Information, as of December 31, 1997                   3

  Statement of Changes in Net Assets Available for Benefits,
    with Fund Information, for the year ended December 31,
    1998                                                        4

  Notes to Financial Statements                              5-12
Supplemental Schedules:
  *Item 27a - Schedule of Assets Held for Investment
    Purposes as of December 31, 1998                           13

  *Item 27d - Schedule of Reportable Transactions for
    the year ended December 31, 1998                        14-15

  *Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan)for the plan year ended September
    30, 1998.


REPORT of INDEPENDENT ACCOUNTANTS


To the Plan Asset Committee
of the Saks Fifth Avenue Retirement Savings Plan:

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for plan benefits of the Saks Fifth Avenue Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1998, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules, as listed on the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1998, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain plan investments sold during the plan year. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


PricewaterhouseCoopers LLP
Birmingham, Alabama
June 25, 1999


Saks Fifth Avenue Retirement Savings Plan
Statement of Net Assets Available for Benefits, with Fund
Information
as of December 31, 1998

                                                                                                    Asset        Asset
                      Interest     U.S.      Participant                                Asset      Manager-     Manager -
                       Income     Equity        Loan       Balanced       Magellan     Manager      Growth       Income
                        Fund    Index Fund      Fund         Fund          Fund         Fund         Fund         Fund
                      --------   --------     --------     --------      --------     --------     --------     --------
            ASSETS
Participant directed
  investments in
  accounts established
  by Fidelity Management
  Trust Company,
  at fair value   $54,010,239   $36,284,449               $10,397,212   $35,396,506  $8,748,543  $14,022,977 $3,281,614
Receivables:
  Participant loans                           $6,827,516
  Contributions        86,351        92,878                    34,573       127,683      21,483       43,416     12,502
  Other              (57,018)        31,644                     2,829        55,263         766        3,432      1,184
                   ----------    ----------   ----------   ----------   -----------  ----------  ----------- ----------
Total assets       54,039,572    36,408,971    6,827,516   10,434,614    35,579,452   8,770,792   14,069,825  3,295,300
                   ----------    ----------   ----------   ----------   -----------  ----------  ----------- ----------
         LIABILITIES
Administrative
  expenses payable    (3,746)         5,506                     5,126         3,721       2,773        2,018      3,442
                   ----------    ----------   ----------   ----------   -----------  ----------  ----------- ----------
Net assets available
  for benefits    $54,043,318   $36,403,465   $6,827,516  $10,429,488   $35,575,731  $8,768,019  $14,067,807 $3,291,858
                   ==========   ===========   ==========  ===========   ===========  ==========  =========== ==========

                     Saks                                      PIMCO        Low
                  Incorporated                        Growth              Total       Priced
                      Stock              & Income    OverseasReturn Bond   Stock
                     Fund    Contrafund   Fund       Fund       Fund      Fund        Total
                    -------- --------    --------    --------  --------   --------  --------
      ASSETS
Participant directed
  investments in acc-
  ounts established
  by Fidelity Management
  Trust Company, at
  fair value         $851,341 $4,587,479 $7,675,398 $1,392,478   $431,348  $263,502 $177,343,086
Receivables:
  Participant loans                                                                    6,827,516
  Contributions        10,541     37,551     72,501     16,044      7,910     8,903      572,336
  Other                (3,680)    10,484      5,221      9,817     (4,977)      289       55,254
                   ---------- ---------- ---------- ---------- ---------- ---------   ----------
Total assets          858,202  4,635,514  7,753,120  1,418,339    434,281   272,694  184,798,192
                   ---------- ---------- ---------- ---------- ---------- ---------   ----------

     LIABILITIES
Administrative
  expenses payable        101      1,108      6,806        148        947       105       28,055
                   ---------- ---------- ---------- ---------- ---------- ---------   ----------
Net assets available
  for benefits       $858,101 $4,634,406 $7,746,314 $1,418,191   $433,334  $272,589 $184,770,137
                   ========== ========== ========== ==========  =========  ======== ============


The accompanying notes are an integral part of these financial statements.

Saks Fifth Avenue Retirement Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information as of December 31, 1997

                                                                                                   Asset
                    Interest       U.S.     Participant                                Asset     Manager-
                     Income       Equity       Loan       Balanced     Magellan       Manager     Growth
                      Fund      Index Fund     Fund         Fund         Fund          Fund        Fund
                   ---------   -----------  ----------   ----------   -----------   ---------   ----------
     ASSETS
Participant directed
  investments in acc-
  ounts established by
  Fidelity Management
  Trust Company, at
  fair value      $50,707,104  $27,507,535                $8,042,212  $24,152,973  $8,158,574  $11,635,824
Receivables:
  Participant loans                          $5,878,480
  Contributions       105,476       47,465                    24,588       58,508      19,664       30,823
  Other                24,499        9,134                     2,510        9,720       2,589        4,006
                   ----------   ----------   ----------   ----------   ----------  ----------   ----------
Total assets       50,837,079   27,564,134    5,878,480    8,069,310   24,221,201   8,180,827   11,670,653
                   ----------   ----------   ----------   ----------   ----------  ----------   ----------
  LIABILITIES
Administrative
  expenses payable     28,268        4,771                     3,543        3,116       2,815        2,608
                   ----------   ----------   ----------   ----------   ----------  ----------   ----------
Net assets available
  for benefits    $50,808,811  $27,559,363   $5,878,480   $8,065,767  $24,218,085  $8,178,012  $11,668,045
                   ==========   ==========   ==========   ==========   ==========  ==========   ==========

                      Asset    Saks
                    Manager-Incorporated             Growth &
                     Income   Stock                  Income    Overseas
                      Fund       Fund    Contrafund    Fund       Fund           Total
     ASSETS         --------   --------   ---------   --------   --------     ----------
Participant directed
  investments in acc-
  ounts established by
  Fidelity Management
  Trust Company, at
  fair value       $2,666,316   $362,982 $2,224,323 $3,037,373   $753,889   $139,249,105
  Receivables:
    Participant loans                                                          5,878,480
    Contributions      11,658      1,996     10,313     14,159      4,335        328,985
    Other               1,253         60      1,328      1,092        276         56,467
                   ---------- ---------- ---------- ---------- ----------     ----------
Total assets        2,679,227    365,038  2,235,964  3,052,624    758,500    145,513,037
                   ---------- ---------- ---------- ---------- ----------     ----------
    LIABILITIES
Administrative
  expeneses payable     2,597         31        488      2,277         86         50,600
                   ---------- ---------- ---------- ---------- ----------     ----------
Net assets available
  for benefits     $2,676,630   $365,007 $2,235,476 $3,050,347   $758,414   $145,462,437
                   ========== ========== ========== ========== ==========     ==========

The accompanying notes are an integral part of these financial statements.


Saks Fifth Avenue Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information as of December 31, 1998

                                                                                                 Asset       Asset
                      Interest     U.S.    Participant                              Asset       Manager     Manager
                       Income    Equitity     Loan     Balanced     Magellan       Manager      Growth      Income
                        Fund    Index Fund    Fund       Fund         Fund          Fund         Fund        Fund
                      --------  ---------   ---------  ---------   ---------     ---------    ---------   ---------
Additions to net assets
  attributed to:
  Net appreciation
  (depreciation) in
  the fair value of
  investments                   $7,210,450               $710,081  $7,014,179    $(340,933)    $199,943    $29,297
  Interest income   $3,183,861     705,197                990,165   1,582,926    1,589,061    1,942,335    260,315
  Dividend income                  112,957                 24,073     115,799       31,613       47,307     10,948
  Participant contri-
    butions          4,257,738   3,502,613              1,339,354   4,172,362      956,883    1,875,552    559,483
  Employer contri-
    butions            704,093     547,326                215,849     679,650      165,321      304,956     90,776
                    ----------  ----------  ---------- ----------  -----------   ---------   ----------    -------
                     8,145,692  12,078,543              3,279,522  13,564,916    2,401,945    4,370,093    950,819
Deductions from net
  assets attributed to:
  Benefit and with-
    drawal payments  4,867,905   2,471,424   $390,313     636,538    1,735,025     788,840      852,012    140,639
  Administrative
    expenses           155,515      31,078                 28,509       19,592      16,965       13,921     19,751
                    ----------  ----------  ----------  ---------   ----------   ---------  -----------   --------
                     3,122,272   9,576,041   (390,313)  2,614,475   11,810,299   1,596,140    3,504,160    790,429
  Interfund transfers,
    net                112,235    (731,939) 1,339,349    (250,754)    (452,653) (1,006,133)  (1,104,398)  (175,201)
                    ----------  ----------  ----------  ----------  -----------  ----------  ----------   ---------
       Net increase  3,234,507   8,844,102    949,036   2,363,721   11,357,646     590,007    2,399,762    615,228
   Net assets available
    for benefits, be-
    ginning of year 50,808,811  27,559,363  5,878,480   8,065,767   24,218,085   8,178,012   11,668,045  2,676,630
                    ----------  ----------  ---------   ---------   ----------   ---------   ---------- ----------
   Net assets available
    for benefits, end
    of year        $54,043,318 $36,403,465 $6,827,516 $10,429,488  $35,575,731  $8,768,019  $14,067,807 $3,291,858
                   =========== =========== ========== ===========  ===========  ==========  =========== ==========

                         Saks                                    PIMCO        Low
                     Incorporated          Growth &              Total       Priced
                        Stock               Income    Overseas Return Bond   Stock
                         Fund  Contrafund    Fund        Fund     Fund        Fund        Total
                       -------  ---------  ---------  ---------  -------    -------      -------
Additions to net assets
  attributed to:
  Net appreciation
    (depreciation) in
    the fair value of
    investments       $138,947  $586,037   $993,013   $81,573  $(13,023)    $11,474 $16,621,038
  Interest income                336,931    344,025    26,706    22,604       6,238  10,990,364
  Dividend income        3,244    18,727     32,226     6,718     2,058       2,142     407,812
  Participant contri-
    butions            287,298 1,065,814  1,891,244   461,576   164,216     168,670  20,702,803
  Employer contri-
    butions             46,868   157,652    297,252    74,216    22,449      26,815   3,333,223
                     ------------------- ---------- --------- ---------  ---------- -----------
                       476,357 2,165,161  3,557,760   650,789   198,304     215,339  52,055,240
Deductions from net
  assets attributed to:
  Benefit and withdrawal
    payments            30,257   225,042    190,485    86,458     1,802       2,907  12,419,647
  Administrative
    expenses               413     5,343     32,249       696     3,053         808     327,893
                     ------------------- ---------- --------- ---------  ---------- -----------
                       445,687 1,934,776  3,335,026   563,635   193,449     211,624  39,307,700
  Interfund transfers,
    net                 47,407   464,154  1,360,941    96,142   239,885      60,965
                     ------------------- ---------- --------- ---------  ---------- -----------
        Net increase   493,094 2,398,930  4,695,967   659,777   433,334     272,589  39,307,700
  Net assets available
    for benefits, be-
    ginning of year    365,007 2,235,476  3,050,347   758,414                       145,462,437
                     ------------------- ---------- --------- ---------  ---------- -----------
  Net assets available
    for benefits, end
    of year           $858,101$4,634,406 $7,746,314$1,418,191  $433,334    $272,589$184,770,137
                     =================== ==============================  ======================

The accompanying notes are an integral part of these financial statements.


Saks Fifth Avenue Retirement Savings Plan
Notes to Financial Statements

1.   Description of the Plan

     The following brief description of the Saks Fifth Avenue Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description.

     General - The Plan is a defined contribution plan covering substantially all employees of the Saks Fifth Avenue division of Saks Incorporated and subsidiaries (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Investment Options - Investment options may be changed, added or deleted from the Plan at the election of the Plan Asset Committee (the "Committee"). During 1998, two additional options were added to the Plan: the PIMCO Total Return Bond Fund and the Low-Priced Stock Fund.

     On September 17, 1998, the former parent company of Saks Fifth Avenue merged with and into a wholly owned subsidiary of Proffitt's, Inc. In connection with the merger, Proffitt's, Inc. changed its corporate name to Saks Incorporated. Accordingly, all shares of Saks Fifth Avenue stock held by the Plan in the Saks Fifth Avenue Stock Fund were converted to Saks Incorporated common stock during the current year.

     Participants may elect to invest their contributions in any one or a combination of the following investment options: the Interest Income Fund, the U.S. Equity Index Fund, the Balanced Fund, the Magellan Fund, the Asset Manager Fund, the Asset Manager-Growth Fund, the Asset Manager-Income Fund, the Saks Incorporated Stock Fund, the Contrafund, the Growth & Income Fund, the Overseas Fund, the PIMCO Total Return Bond Fund, and the Low-Priced Stock Fund. The Interest Income Fund is invested in individual guaranteed investment contracts ("GICs"), an open-end commingled pool of investment contracts (Managed Income Portfolio II), individual asset-backed investment contracts and short-term investments. The U.S. Equity Index Fund is invested primarily in equity securities in a wide range of companies. The Balanced Fund is invested in a diversified portfolio of fixed income and equity securities. The Magellan Fund invests in equity securities, and securities convertible to equity. The Asset Manager, Asset Manager-Growth, and Asset Manager-Income Funds all invest, to differing degrees, in domestic and foreign equities, fixed income and short-term instruments. The Saks Incorporated Stock Fund invests in Saks Incorporated common stock and is measured in units of participation rather than in shares of Saks Incorporated common stock. The Contrafund and the Low-Priced Stock Fund are growth funds that invest mainly in equity securities of companies where value is not fully recognized by the public. The Growth & Income Fund is invested in equity securities that combine current income and capital appreciation. The Overseas Fund is invested primarily in the equity securities of companies whose principal activities are outside of the United States.

     The PIMCO Total Return Bond Fund invests in various types of bonds, including U.S. Government, corporate, mortgage, and foreign.

     Plan Administrator and Trustee - The Plan is sponsored by the Company and administered on a day-to-day basis by the plan administrator, who was appointed by the Board of Directors of the Company. The Committee, appointed by the Board of Directors of the Company, was established to oversee the investment of plan assets. The Fidelity Management Trust Company ("the Trustee") was appointed by the Committee and acts as Trustee, recordkeeper and investment manager of the Plan at the direction of the Committee.

     Eligibility - Generally, an employee, subject to certain exceptions, may elect to participate in the Plan after completing 12 months of employment, during which time he or she has at least 1,000 hours of service and has attained age 21.

     Contributions - Participants may elect for regular payroll deductions, ranging from 1% to a maximum of 16% of compensation, as defined, to be contributed to the Plan on a before- or after-tax basis, or both. No participant shall be permitted to elect before-tax contributions under the Plan during any calendar year in excess of the amount prescribed by the Secretary of the Treasury under the Internal Revenue Code (the "Code") ($10,000 for 1998). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans ("rollover contributions") provided such contributions meet the requirements of the Plan document.

     Company matching contributions must comply with applicable provisions of the Code and are remitted to the Trustee after each pay period. During 1997, the Company's matching contribution rate was 25% of the first 6% of compensation contributed to the Plan by a participant. Effective April 1, 1998, the Company's Board of Directors increased the matching rate to 28% of the first 6% of compensation contributed to the plan by a participant. Matching contribution rates for plan years 1999 and 2000 will be 31% and 33% of the first 6% of compensation contributed to the plan by a participant, respectively.

     At December 31, 1998 and 1997, contributions receivable consisted of participant contributions of $480,292 and $282,482, respectively, and a Company matching contribution of $92,044 and $46,503, respectively.

     Participant Accounts - Participants may elect to invest in one or more of the thirteen investment options in 1% increments. The contribution rate, investment mix and contribution allocation can be changed by the participant on any business day. Transfers of existing investments between funds is also permissible upon election. The net investment gain or loss for each of the investment funds is allocated daily to each participant's elective and matching accounts in the proportion which each account bears to the total of each corresponding fund.

     Payment of Benefits - Generally, a participant is entitled to his or her daily total account balance coincident with or immediately following age
     65. Additionally, a participant is entitled to the full value of his or her account as of the valuation date coincident with or immediately following disability.

     Upon the death of a participant, the beneficiary will receive the full value of his or her account as of the valuation date coincident with or immediately following the date of death. Benefits are recorded when paid.

     Vesting - The Company matching account vests according to the following schedule:

                 Years of Vesting Service           Percent Vested
                --------------------------         ----------------
                   Less than 2 years                        0%
                   2 but less than 3                       25%
                   3 but less than 4                       50%
                   4 but less than 5                       75%
                   5 years or more                        100%

     Employee contributions, including rollover contributions, are always fully vested.

     Forfeitures - Participants who terminate employment, but have not become fully vested, forfeit the unvested balances in their accounts. In accordance with the Plan document, the forfeiture amount is applied toward Company matching contributions. Forfeitures aggregated $153,377 for the year ended December 31, 1998.

     Withdrawals - A participant may withdraw all or a portion of the value of his or her after-tax contribution account or rollover account. The withdrawal may not be more frequent than once every three months.

     Upon attaining age 59-1/2, a participant may withdraw all or a portion of his or her vested account balances. Additionally, a participant may withdraw from his or her before-tax contribution account and Company matching account, to the extent vested, for financial hardship. Generally, these hardship withdrawals must be for at least $500 and may not be more frequent than once every three months. Participant contributions to the Plan will be suspended for 12 months after making a hardship withdrawal.

     Loans - A participant may borrow from the vested portion of his or her account. The minimum amount of any loan is $1,000. The maximum amount of a loan is equal to the lesser of $50,000, or 50% of the vested value of his or her account less any other outstanding loans. Only two loans are permitted at a time. Loans are collateralized by the balance in the participant's account.

     Interest rates are determined by the plan administrator. For the year ended December 31, 1998, interest rates were determined to be the prime rate as of the first day of the month the loan is initiated, plus 1%. Generally, the repayment period is not less than six months or more than five years, except that a loan to purchase a primary residence may have a term exceeding five years.

     Administrative Expenses - Expenses incurred with respect to the administration of the Plan are paid from the assets of the Plan to the extent allowed under ERISA. To the extent such expenses are not paid by the Plan, they are paid by the Company.

2.   Summary of Significant Accounting Policies

     Basis of Presentation - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

     Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Valuation of Investments and Income Recognition - investments in guaranteed investment contracts are stated at contract value, which approximates fair value, as reported by the Trustee. The average yield for the Interest Income Fund was 5.98% and 6.11% for 1998 and 1997, respectively. At December 31, 1998 and 1997, the crediting interest rates of the investment contracts ranged from 5.10% to 8.03% and 5.16% to 8.03%, respectively. Generally, contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities, withdrawals made pursuant to contract terms and administration expenses charged by the companies entering into the contracts with the Plan.

     Investments in the Trustee's Magellan, Balanced, U.S. Equity Index, Asset Manager, Asset Manager-Growth, Asset Manager-Income, Contrafund, Growth and Income, Overseas, PIMCO Total Return Bond, and Low-Priced Stock Funds are listed on an exchange and valued at the latest quoted market prices. Investments in the Company's own stock are valued at the latest quoted market prices.

     Short-term investments are reflected at original cost. Accreted discount on investments is included in interest income. The value of investments at original cost plus the amount of accreted discount approximates fair value.

     Loans to participants are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

     The Plan presents in the statement of changes in net assets available for benefits, with fund information, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Participants are exposed to credit loss in the event of non-performance by the Trustee or nonperformance by the companies in which the investments are placed.

     Set forth below are the major categories of investments at December 31, 1998 and 1997:


                                               1998                                        1997
                                    -----------------------------       -----------------------------------------
                                               Per                                          Per
                                    Unit     Shares         Fair                Unit       Share          Fair
                                   Shares     Value       Value (a)            Shares      Value        Value (a)
                                  --------   --------      --------            -------    --------      --------
Interest Income Fund            $54,010,239    $1.00    $54,010,239(b)       50,707,104     $1.00     50,707,104(b)
U.S. Equity Index fund              825,397    43.96     36,284,449(b)          786,379     34.98     27,507,535(b)
Balanced Fund                       635,526    16.36     10,397,212(b)          526,667     15.27      8,042,212(b)
Magellan Fund                       292,969   120.82     35,396,506(b)          253,521     95.27     24,152,973(b)
Asset Manager Fund                  503,079    17.39      8,748,543             444,609     18.35      8,158,574(b)
Asset Manager-Growth Fund           750,695    18.68     14,022,977(b)          629,644     18.48     11,635,824(b)
Asset Manager-Income Fund           266,365    12.32      3,281,614             218,909     12.18      2,666,316
Saks Incorporated Stock Fund (c)     92,437     9.21        851,341              48,919      7.42        362,982
Contrafund                           80,780    56.79      4,587,479              47,701     46.63      2,224,323
Growth & Income Fund                167,439    45.84      7,675,398              79,721     38.10      3,037,373
Overseas Fund                        38,701    35.98      1,392,478              23,168     33           753,889
PIMCO Total Return Bond Fund         40,925    10.54        431,348
Low-Priced Stock Fund                11,532    22.85        263,502
                                                         ----------                                    ----------
        Total at fair market value                     $177,343,086                                  $139,249,105
                                                       ============                                  ============
        Total at cost                                  $147,424,453                                  $122,342,595
                                                       ============                                  ============


(a) Reported at contract value with respect to GICs.
(b) Investments which represent more than 5% of net assets available for benefits.
(c) The Saks Incorporated Stock Fund is measured in "Units" of participation rather than in shares of Saks Incorporated common stock.

3.  Guaranteed Investment Contracts

    At December 31, 1998 and 1997, investments in GICs consisted of the following:


                                                                 1998          1997
                                                               -----------  -----------
Guaranteed investment contracts:
Combined Insurance (contract #CG-1040)
maturing on September 30, 1999, bearing interest at 6.22%      $3,770,253    $3,549,476

Lincoln National (contract #GA 09596)
maturing on September 29, 1999, bearing interest at 5.16%       3,494,686     3,494,686

New York Life (contract #GA 30372)
maturing on March 31, 1999, bearing interest at 6.14%           4,852,968     4,572,233

Ohio National Life Insurance Company (contract #GA 5723)
maturing on March 31, 1999, bearing interest at 6.08%           2,663,810     2,511,134

Peoples Security Life (contract #BDA00562FR-00)
maturing on September 30, 1998, bearing interest at 6.10%                     3,540,488

Principal Mutual (contract #41517701)
maturing on September 30, 1999, bearing interest at 8.03%       2,762,899     2,557,529

Sun Life of Canada (contract #S-0854-G)
maturing on September 30, 1999, bearing interest at 5.80%       3,456,864     3,267,357

Protective Life (contract #GA-1195)
maturing on September 30, 1998, bearing interest at 6.08%                     2,780,478
                                                             ------------   -----------
Total guaranteed investment contracts                         $21,001,480   $26,273,381

Interest rates stated in connection with the GICs are net of the annual rate charged for administrative expenses.

4.   Short-Term Investments

At December 31, 1998 and 1997, short-term investments consisted of the following:

                                                                       1998         1997
                                                                   -----------   -----------
Short-term investments:
Fidelity STIF (Cash Portfolio) open maturity, bearing interest at 5.10%
and 5.63% in 1998 and 1997, respectively                            $1,484,578   $1,472,506

Deutsche Bank ABS (DISCV932A/SAKS1) maturing on January 15, 1999
and 1998, bearing interest at 7.21%                                  1,040,726    2,467,293

Deutsche Bank ABS (CCT916/SAKS2) maturing on May 7 1997, bearing
interest at 7.20%                                                                 2,287,227

Fidelity Managed Income Portfolio II (633 GCSF) open maturity, bearing
interest at 6.13% in 1998 and 1997                                  23,237,638   10,904,856

Monumental Life ABS (BDA00201TR-02) maturing on February 16, 1999 and
February 18, 1998, bearing interest at 5.97%                         2,473,261    2,481,729

Monumental Life ABS (BDA00201TR-04) maturing on January 15, 1999
and 1998, bearing interest at 5.97%                                  2,392,039    2,383,189

Monumental Life ABS (BDA00201TR-05) maturing on February 17, 1999 and
February 16, 1998, bearing interest at 5.69%                         2,380,517    2,436,923
                                                                    ----------  -----------
Total short-term investments                                       $33,008,759  $24,433,723


5.   Plan Termination

     Although it has not expressed any intention to terminate the Plan, the Company has the right to do so at any time subject to the provisions of ERISA. In the event of the termination of the Plan, the account balances of participants shall be nonforfeitable.

6.   Form 5500

     Any differences existing between the Form 5500 and the numbers included in this report relate to accruals reflected in the financial statements and amounts allocated to withdrawing participants on the Form 5500 for benefit claims that were processed and approved for payment before December 31, 1998, but that had not yet been paid.

7.   Tax Status

     On September 22, 1995, the Company received a favorable determination letter from the Internal Revenue Service as to the qualified tax-exempt status of the Plan under Section 401(a) of the Code. This status exempts the Plan from Federal income taxes. The plan administrator believes that the Plan continues to qualify and operate in compliance with applicable requirements of the Internal Revenue Code.

8.   Related Party Transactions

     Certain Plan investments represent shares in mutual funds or a short term investment fund managed by Fidelity Management Trust Company, the Trustee, which is, therefore, a party-in-interest. Fees paid by the Plan to the Trustee for the investment-management and record-keeping services amounted to $327,893 in 1998. The amount owed by the Plan to the Trustee at December 31, 1998 and 1997 was $28,055 and $50,600, respectively.


                      Supplemental Schedules

Saks Fifth Avenue Retirement Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998

                                         c. Description of Investment Including Maturity
      b. Identity Of Issuer, Borrower,      Date, Rate of Interest, Collateral, Par, Or                     e. Curent
 a.      Lessor, Or Similar Party           Marturity Value                                d. Cost (2)         Value
---   --------------------------------      ------------------------------------------    -----------        ---------
(1)   Fidelity Magellan Fund                 Mutual Fund                                 $25,291,056         $35,396,506(3)
(1)   Fidelity U.S. Equity Index Fund        Mutual Fund                                  21,598,557          36,284,449(3)
(1)   Fidelity Balanced Fund                 Mutual Fund                                   9,032,381          10,397,212(3)
(1)   Fidelity Asset Manager Fund            Mutual Fund                                   8,340,967           8,748,543
(1)   Fidelity Asset Manager-Growth Fund     Mutual Fund                                  12,677,126          14,022,977(3)
(1)   Fidelity Asset Manager - Income Fund   Mutual Fund                                   3,122,258           3,281,614
(1)   Saks Incorporated Common Stock Fund    Unitized Stock Fund                             777,819             851,341
(1)   Fidelity Contrafund                    Mutual Fund                                   4,013,194           4,587,479
(1)   Fidelity Growth & Income Fund          Mutual Fund                                   6,543,972           7,675,398
(1)   Fidelity Overseas Fund                 Mutual Fund                                   1,321,691           1,392,478
(1)   Fidelity PIMCO Total Return Bond Fund  Mutual Fund                                     443,415             431,348
(1)   Fidelity Low-Priced Stock Fund         Mutual Fund                                     251,778             263,502
                                                                                         -----------         -----------
                             Total Fidelity Mutual Funds                                  93,414,214         123,332,847
                                                                                         -----------         -----------

      Combined Insurance #CG-1040    Guaranteed investment contract, matures
                                     September 30, 1999 and bears interest at 6.22%        3,770,253           3,770,253
      Lincoln National #GR6021       Guaranteed investment contract, matures
                                     September 29, 1999 and bears interest at 5.16%        3,494,686           3,494,686
      New York Life #GA30372         Guaranteed investment contract, matures
                                     March 31, 1999 and bears interest at 6.14%            4,852,968           4,852,968
      Ohio National Life #GA5723     Guaranteed investment contract, matures
                                     March 31, 1999 and bears interest at 6.08%            2,663,810           2,663,810
      Principal Mutual #41517701     Guaranteed investment contract, matures
                                     September 30, 1999 and bears interest at 8.03%        2,762,899           2,762,899
      Sun Life of Canada #S-0854-G   Guaranteed investment contract, matures
                                     September 30, 1999 and bears interest at 5.80%        3,456,864           3,456,864
                                                                                          -----------         -----------
           Total guaranteed investment contracts                                          21,001,480          21,001,480
                                                                                          -----------         -----------
      Various                        Short-Term Investments                               33,008,759          33,008,759
                                                                                          -----------         -----------
           Total investments                                                            $147,424,453        $177,343,086
                                                                                        =============       =============
      Loans to participants:
        Saks Fifth Avenue Retirement
          Savings Plan participant loans                                                  $6,827,516          $6,827,516
                                                                                        =============       =============

(1) These assets held for investment purposes are held with a party-in-interest.
(2) GICs are stated at contact value. Generally, the contract value and cost of the GICs represent contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities, withdrawals made pursuant to contract terms and administrative expenses charged by the companies entering into the contracts with the Plan.
(3)  Represents 5% or more of the net assets available for plan benefits.


Saks Fifth Avenue Retirement Savings Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998

I.   Single transactions exceeding 5% of assets.

                                   NONE

II.  Series of transactions involving property other than securities.

                                   NONE

III. Series of transactions of same issue exceeding 5% of assets.

                             Schedule Attached

   NOTE - Information required in columns e, f, and h is not applicable.

IV. Transactions in conjunction with same person involved in reportable single transactions.

                                   NONE



Saks Fifth Avenue Retirement Savings Plan
Item 27d (III) - Schedule of Reportable Transactions for the year ended December 31, 1998


                                                 c.  Purchases       d. Sales
a. Identity Of             b. Description      ----------------------------------------  g. Cost of     i. Net Gain
   Party Involved             Of Asset         Price     Number      Price       Number      Asset         (Loss)
------------------------   --------------     -------    -------    --------    -------   -----------    ---------
Fidelity Magellan Fund     Mutual Fund      $9,739,168     251     $5,509,815     246           *           *
Fidelity Asset Manager-
  Growth Fund              Mutual Fund      $4,790,480     240     $2,603,270     232           *           *
U.S. Equity Index Fund     Mutual Fund      $8,852,043     252     $7,285,580     249           *           *
Fidelity FMTC Institutional
  Money Market Fund Money  Market Fund     $25,301,502     236    $25,393,820     254     $25,393,820      $0
Fidelity IPL Comingled Pool
  Money                    Market Fund     $12,609,672     236     $1,072,000     254      $1,072,000      $0


* The historical cost of investments cannot be determined as the information is not available from the ordinary business records maintained by Fidelity Management Trust Company.